Raymond James Financial Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Company Name:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**09-25-2006**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

SEC EDGAR Submission Header Summary

Submission Type	8-K
Exchange	NYSE
Sub Filer Id	0000720005
Sub Filer Ccc	sjm2a$jw
Item Ids	7.01
	9.01
Reporting Period	09-25-2006
Global Enclosed File Count	3
Internet Address	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com
	lena.johnson@raymondjames.com
	nancy.rice@raymondjames.com

Documents

8-K	**k8operatingdata.htm**
	RJF Operating Data for August 2006
EX-99.1	**k8pressrelease.htm**
	RJF Operating Data
GRAPHIC	**logo.jpg**
	RJF Logo

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000720005</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>sjm2a$jw</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>7.01</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>09-25-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>3</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>k8operatingdata.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>RJF Operating Data for August 2006</value>
    </field>
    <data sid="data1">
      <filename>k8operatingdata.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>k8pressrelease.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>RJF Operating Data</value>
    </field>
    <data sid="data2">
      <filename>k8pressrelease.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>logo.jpg</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>GRAPHIC</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>RJF Logo</value>
    </field>
    <data sid="data3">
      <filename>logo.jpg</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
    <field sid="SubInternet_internetAddress_">
      <value>doug.krueger@raymondjames.com</value>
    </field>
    <field sid="SubInternet_internetAddress_1">
      <value>jennifer.ackart@raymondjames.com</value>
    </field>
    <field sid="SubInternet_internetAddress_2">
```

```
          <value>lena.johnson@raymondjames.com</value>
        </field>
        <field sid="SubInternet_internetAddress_3">
          <value>nancy.rice@raymondjames.com</value>
        </field>
        <check sid="SubFlag_overrideInternetFlag_">
          <value>off</value>
        </check>
      </page>
      <page sid="PAGE4">
      </page>
      <page sid="PAGE6">
      </page>
      <page sid="PAGE7">
      </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

September 26, 2006
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On September 26, 2006, Raymond James Financial, Inc. issued a press release disclosing operating data for August 2006. A copy of the release is attached as Exhibit 99.1 to this report.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

Item 9.01 Financial Statements and Exhibits

     (d) The following are filed as exhibits to this report:

Exhibit No.

     99.1 Press release dated September 26, 2006 issued by Raymond James Financial, Inc.


SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: September 26, 2006

By: /s/ Thomas A. James
       Thomas A. James
       Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien
       Jeffrey P. Julien
       Senior Vice President - Finance
       and Chief Financial Officer



Release No. 0906-05   FOR IMMEDIATE RELEASE
September 26, 2006

RAYMOND JAMES FINANCIAL, INC.
REPORTS AUGUST 2006 OPERATING DATA

      ST. PETERSBURG, Fla. - In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

      "While commissions/fees and revenues in general suffered from August's continuing lack of direction in the stock market, revenue comparisons to last year were slightly favorable in August. Activity in Investment Banking continued to be depressed but has shown some signs of resurgence in September," stated Chairman and CEO Thomas A. James.

      "September financial results will be impacted by a pre-tax charge of approximately $5 million in excess of reserves for a global agreement in principle covering all but one of the remainder of the Lapin matters. This situation has been discussed in our prior SEC filings."

      Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 4,800 financial advisors

-moreserving 1.4 million accounts in 2,200 locations throughout the United States, Canada and overseas. Total client assets are approximately $177 billion. Approximately $31.6 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2005 annual report on Form 10-K, which is available on raymondjames.com and sec.gov.

	August 2006 (23 business days)	July 2006 (20 business days)	August 2005 (20 business days)
Securities commissions/fees [1]	$ 115.8 mil.	$ 120.9 mil.	$ 107.2 mil.
Assets under management [2]	$ 31.6 bil. [4]	$ 30.7 bil. [4]	$ 27.1 bil.
# of managed/co-managed underwritings [3]	4	7	10
Total customer assets under administration	$ 176.7 bil.	$ 170.9 bil.	$ 146.7 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional, except for certain less significant international joint ventures.

- more -

(2) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.

(3) This is only one of several key revenue sources for the capital markets segment; other key revenue sources include institutional sales commissions and transaction fees.

(4) The decline in assets under management from June is due to the movement of approximately $1 billion from the company's proprietary money market fund to Raymond James Bank.

-30-

For more information, contact Tracey Bustamante at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.